UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Stifel Financial Corp.
(Name of Issuer)
Common stock, par value $0.15 per share
(Title of Class of Securities)
860630102
(CUSIP Number)
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board and Chief Executive Officer
(954) 940-5020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	860630102

1	NAMES OF REPORTING PERSONS BankAtlantic Bancorp, Inc. (I.R.S. No. 65-05070804)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		2,609,078

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,609,078

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,609,078

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Amendment No. 1 to Schedule 13D
     This Amendment No. 1 to Schedule 13D is filed by BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) to amend Item 5 of the Schedule 13D filed by BankAtlantic Bancorp on March 9, 2007 (the “Initial Schedule 13D”). Additionally, Appendix A to the Initial Schedule 13D, which set forth the executive officers, directors and control persons of BankAtlantic Bancorp and BFC Financial Corporation, BankAtlantic Bancorp’s controlling shareholder (“BFC”), as of March 9, 2007 is hereby amended as follows: Valerie C. Toalson succeeded James A. White as Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp; Glen R. Gilbert retired as Executive Vice President and Chief Financial and Accounting Officer of BFC; John Grelle currently serves as acting Chief Financial Officer of BFC; and Maria Scheker currently serves as Chief Accounting Officer of BFC. The information contained in Appendix A, as amended hereby, is incorporated herein by reference.
Item 5: Interest in Securities of the Issuer
     On January 14, 2008, BankAtlantic Bancorp sold to Stifel Financial Corp. (“Stifel”) in a privately negotiated transaction 250,000 shares of Stifel’s common stock at $42.35 per share. As a result of this sale, BankAtlantic Bancorp currently beneficially owns 2,609,078 shares of Stifel’s common stock, representing approximately 17.23% of the issued and outstanding shares of Stifel’s common stock. BankAtlantic Bancorp has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of such shares. The 2,609,078 shares of Stifel’s common stock beneficially owned by BankAtlantic Bancorp include 481,724 shares of Stifel’s common stock which may be purchased by BankAtlantic Bancorp at $36.00 per share pursuant to immediately exercisable warrants.
     Other than as set forth herein, neither BankAtlantic Bancorp or BFC, nor, to the best of their knowledge, any of their respective directors, executive officers or control persons, beneficially owns any shares of Stifel’s common stock or has effected any transaction in any shares of Stifel’s common stock during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2008
Date

BANKATLANTIC BANCORP, INC.

/s/ Valerie C. Toalson
Signature

Valerie C. Toalson/Chief Financial Officer
Name/Title